SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
February 23, 2015

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated February 20, 2015, entitled “Syneron Medical Reports Record Revenue of $74.1 Million for the Fourth Quarter 2014”.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: February 23, 2015

Syneron Medical Reports Record Revenue of $74.1 Million for the Fourth
Quarter 2014

Total revenue up 23.7% y/y; North America product revenue up 50.2% y/y

Generated $13.3 million in cash from operations

Successful commercial launches of UltraShape and PicoWay

Yokneam, Israel, February 18, 2015 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced financial results for the three month period ended December 31, 2014.

Fourth Quarter 2014 and Fourth Quarter 2013 Highlights on a Pro-Forma1 (Excluding Syneron Beauty) and Non-GAAP2 Basis:

•	Record revenue of $74.1 million, up 23.7% year-over-year.
•	North American product sales grew 50.2% year-over-year.
•	International sales grew 15.4%, including 17.5% product growth in the EMEA region and 31.4% product growth in the Asia-Pacific region.
•	Non-GAAP gross margin of 55.7%, compared to 55.0% in Q4 2013.
•	Generated $13.3 million in cash from operations; ended year with $110.4 million in cash and cash equivalents, and no debt.
•	Sold 53 UltraShape systems, bringing U.S. installed base at year-end to 95 systems.
•	Generated $2.6 million in PicoWay sales from launch in mid-November.

Full Year 2014 and Full Year 2013 Highlights on a Pro-Forma3 (Excluding Syneron Beauty) and Non-GAAP4 Basis:

•	Total revenue of $255.8 million, up 10.2% year-over-year.
•	Grew non-GAAP operating income by 9.4% to $12.9 million despite significant investments in growth initiatives.
•	Generated $17.0 million in cash from operations, compared to negative cash from operations of $(23.0) million in 2013.

Revenue5: Fourth quarter 2014 revenue was $74.1 million, up 23.7%, compared to $59.9 million in the fourth quarter 2013 on a pro forma basis (excluding Syneron Beauty). Fourth quarter 2013 reported revenue was $64.3 million (including Syneron Beauty).  Fourth quarter 2014 revenue was negatively impacted by $1.6 million as a result of changes in foreign currency exchange rates, primarily due to the devaluation of the Euro and Japanese Yen against the U.S. dollar as compared to the fourth quarter 2013.

1 The fourth quarter 2014 year-over-year comparisons are on a pro-forma basis, excluding Syneron Beauty from the fourth 2013 results following its de-consolidation as of December 8, 2013.

2 The fourth quarter 2014 year-over-year comparisons are on a non-GAAP basis, excluding items set forth in the section titled “Non-GAAP Financial Highlights for the Fourth Quarter Ended December 31, 2014.”

3 The full year 2014 year-over-year comparisons are on a pro-forma basis, excluding Syneron Beauty from the full year 2013 results following its de-consolidation as of December 8, 2013.

4 The full year 2014 year-over-year comparisons are on a non-GAAP basis, excluding items set forth in the section titled “Non-GAAP Financial Highlights for the Full Year Ended December 31, 2014.”

5 The fourth quarter 2014 year-over-year comparisons are on a pro-forma basis, excluding Syneron Beauty from the fourth quarter 2013 results following its de-consolidation as of December 8, 2013.

Amit Meridor, Chief Executive Officer of Syneron, said, “The fourth quarter 2014 was our strongest quarter ever, with  robust growth in North American product revenue, driven by the commercial launch of UltraShape in the U.S., the global PicoWay launch, and solid results across the rest of our product portfolio and regions. During the quarter we were pleased that we began to realize the benefits of our sales and marketing investments in North America made over the course of the year. For the full year, we achieved double-digit revenue growth and generated $17 million of cash. Importantly, we achieved these results while continuing to invest in several growth initiatives, which position us for continued improvement in our financial results in 2015 and beyond.”

Mr. Meridor concluded, “There was strong interest in UltraShape and PicoWay during the fourth quarter, which gives us confidence as we continue to launch these innovative systems in 2015. We recently hired a CEO for our North American business and a Chief Brand Officer with deep experience in consumer marketing in order to further enhance our customer relationships and consumer awareness of our products, in particular the UltraShape procedure. Given the positive early reception to our recent new product launches and our investments in the business, we believe we have a significant opportunity to accelerate growth.”

Hugo Goldman, Chief Financial Officer of Syneron, said, “In addition to the strong revenue growth in the quarter, we achieved operating margin expansion associated with new product launches and leverage benefits from our investments in sales and marketing, primarily in North America. It also includes benefits from our focus on improving operating efficiencies, which are also reflected in the 9.4% increase in our full year operating income to $12.9 million. We generated $13.3 million of cash, our third consecutive quarter of positive cash flow. This positive momentum allowed us to put in place a $20 million share repurchase program, which we begun implementing just before our blackout period started and repurchased approximately $0.5 million during the quarter. We ended the year with a strong balance sheet with $110.4 million in cash and no debt. We also achieved another quarter with improvements in working capital, which we are monitoring closely. This helped drive an improvement in days sales outstanding to 68 days, down from 78 days last quarter and 82 days at the end of 2013, and more favorable inventory levels.”

Non-GAAP Financial Highlights for the Fourth Quarter Ended December 31, 20146:

Gross Margin for the fourth quarter 2014 was 55.7%, up from 55.0% in the fourth quarter 2013, reflecting a more favorable geographic and product mix, particularly with strong product growth in North America, partially offset by a lower and less favorable mix of recurring and service revenue.

6 The fourth quarter 2014 year-over-year comparisons in the section titled “Non-GAAP Financial Highlights for the Fourth Quarter Ended December 31, 2014” are on a pro-forma basis, excluding Syneron Beauty from the fourth quarter 2013 results following its de-consolidation as of December 8, 2013.

Operating Income for the fourth quarter 2014 was $5.2 million, up from $3.1 million in the fourth quarter 2013. This reflects improved operating leverage from the Company’s strategic investments in sales and marketing expenses related to the significant expansion of the Company’s North American sales force, including the establishment of a dedicated body shaping team.

Net Income and Earnings Per Share in the fourth quarter 2014 were $3.2 million, or $0.09 per share, compared to net income of $5.8 million, or $0.16 per share in the fourth quarter 2013. Fourth quarter 2013 net income and earnings per share included a net tax benefit of $3.3 million, or $0.09 per share, mainly related to the Company’s tax settlement with the Israeli authorities, which resulted in the conclusion of the Company’s Israeli tax audits for the years 2007 to 2011, partially offset by other tax charges. Excluding the net tax benefit described above, fourth quarter 2013 non-GAAP earnings per share would have been $0.07.

Net income and earnings per share for the fourth quarter 2014 are adjusted to exclude the following items, which are detailed in the Company's financial tables presented at the end of this press release:

-	Amortization of acquired intangible assets of $1.5 million
-	Stock-based compensation of $0.7 million
-	Re-measurement of contingent consideration fair value of $(3.6) million
-	Impairment of intangible assets of $2.0 million
-	Fair Market Value (FMV) adjustment of $4.6 million
-	Income tax positive adjustment of $0.8 million
-	Other legal fees of $0.2 million

GAAP Financial Highlights for the Fourth Quarter Ended December 31, 2014:

Gross Margin for the fourth quarter 2014 was 54.4%, up from 50.7% in the fourth quarter 2013. The increase in gross margin was primarily due to favorable geographic and product mix.

Operating loss for the fourth quarter 2014 was $(0.2) million, down from operating income of $2.2 million in the fourth quarter 2013. This loss includes an adjustment of $4.6 million related to a change in the fair market value of Iluminage Beauty from $24.7 million at its creation to $20.1 million at the end of 2014. The fourth quarter 2013 operating income included a one-time gain, net of deal related costs, of $6.0 million related to the Company’s investment in Iluminage Beauty commenced in December 2013.

Net Loss and Loss Per Share in the fourth quarter 2014 was $(1.4) million, or $(0.04) per share. This compared to net income of $9.7 million, or $0.27 per share, in the fourth quarter 2013. Fourth quarter 2013 net income and earnings per share included the one-time net-gain of $6 million mentioned above and a tax benefit of $4.8 million mainly related to the Company’s tax settlement of past years with the Israeli tax authorities, net of the approximately $4 million paid on trapped profits that was reported in November 2013 and $3.0 million other one-time tax benefit mainly related to U.S. entity consolidation implemented during the fourth quarter of 2013. Excluding the above items fourth quarter 2013 GAAP earnings per share would have been $0.02.

Cash Position: As of December 31, 2014, the Company’s cash and cash equivalents were $110.4 million, compared to $100.4 million as of September 30, 2014.

Use of Non-GAAP Measures and Pro-Forma Financials
This press release provides financial measures for gross margin, operating margin, operating income (loss), net income (loss) and earnings (loss) per share, which exclude expenses related to amortization of acquired intangible assets, stock-based compensation, re-measurement of contingent consideration fair value, impairment of intangible assets, Fair Market Value (FMV) adjustment, income tax adjustment and legal settlement, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating margin, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, believes it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

In addition, this press release provides pro forma financials that exclude revenues from Syneron Beauty following its de-consolidation as of December 8, 2013 in various comparable periods.  A reconciliation of the comparable periods that include revenues from Syneron Beauty is contained in the accompanying financial tables.

Conference Call
Syneron management will host its fourth quarter 2014 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q4 2014 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-280-1254 in the U.S., and 718-354-1158 from overseas. The conference pass code is: 7580957.

About Syneron Candela:
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including non-invasive fat destruction, body contouring, hair removal, wrinkle reduction, tattoo removal, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under three distinct brands, Syneron, Candela and CoolTouch, and has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay and elos Plus.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Candela are located in Israel. Syneron Candela also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

Forward-looking statements in this press release include optimism about future growth prospects and improvement in the Company’s financial results in 2015 and beyond attributable to higher growth in North America due to our expanded sales team, development of our new dedicated body shaping team, and advancement of our new product pipeline; and commercial launches of UltraShape and PicoWay. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risks associated with the successful build-out of our North American sales force and its ability to enable us to generate more North American revenue and improve margins, the market acceptance of our new products, including the CoolTouch, UltraShape and PicoWay products, our ability to grow non-core market revenues, the continued stabilization of the Europe and Middle East and Asia Pacific markets, as well as those risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, UltraShape, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	For the three-months ended		For the twelve-months ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013

Revenues	$74,062	$64,282	$255,750	$256,915
Cost of revenues	33,755	31,716	119,771	126,838
Gross profit	40,307	32,566	135,979	130,077

Operating expenses:
Sales and marketing	23,136	21,006	80,741	82,445
General and administrative	7,915	7,770	28,368	28,378
Research and development	6,478	7,040	24,619	29,996
Other expenses (Income), net	2,945	(5,493)	4,468	(4,623)
Total operating expenses	40,474	30,323	138,196	136,196
Operating loss	(167)	2,243	(2,217)	(6,119)

Financial Income (expenses), net	(316)	324	(688)	26

Loss before tax benefit	(483)	2,567	(2,905)	(6,093)

Taxes on income (Tax benefit)	886	(7,147)	2,295	(7,640)

Loss before non-controlling interest	(1,369)	9,714	(5,200)	1,547

Net loss attributable to non-controlling interest	-	-	-	100

Loss attributable to Syneron shareholders	$(1,369)	$9,714	$(5,200)	$1,647

Loss per share:

Basic and Diluted
Income (Loss) before non-controlling interest	$(0.04)	$0.27	$(0.14)	$0.04
Net loss attributable to non-controlling interest	-	-	-	-
Net loss attributable to Syneron shareholders	$(0.04)	$0.27	$(0.14)	$0.04

Weighted average shares outstanding:
Basic and Diluted	36,770	36,208	36,703	35,922

Syneron Medical Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	December 31,	December 31,
	2014	2013(*)
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$57,189	$37,583
Short-term bank deposits	6,414	16,453
Available-for-sale marketable securities	30,055	28,933
Trade receivable, net	55,899	54,229
Other accounts receivables and prepaid expenses	13,536	14,262
Inventories	36,894	34,707

Total current assets	199,987	186,167

Long-term assets:
Severance pay fund	481	565
Long-term deposits and others	1,477	1,509
Long-term available-for-sale marketable securities	16,785	25,571
Investment in affiliated company	20,130	24,720
Property and equipment, net	7,011	6,603
Intangible assets, net	21,698	21,439
Goodwill	26,295	20,976
Deferred taxes	18,294	17,927

Total long-term assets	112,171	119,310

Total assets	$312,158	$305,477

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$21,948	$17,679
Deferred revenues	14,054	13,001
Other accounts payable and accrued expenses	34,796	27,831

Total current liabilities	70,798	58,511

Long-term liabilities:
Contingent consideration liability	4,983	7,896
Deferred revenues	3,782	3,461
Warranty accruals	860	779
Accrued severance pay	474	611
Deferred taxes	3,296	2,430

Total long-term liabilities	13,395	15,177

Stockholders' equity:	227,965	231,789

Total liabilities and stockholders' equity	$312,158	$305,477

Derived from audited financial statements

Syneron Medical Ltd.
 Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the twelve-months ended
	December 31,	December 31,
	2014	2013
Cash flows from operating activities:
Net Income (loss) before non-controlling interest	$(5,200)	$1,547
Adjustments to reconcile net loss to net cash used by operating activities:
Non-cash items reported in discontinued operations
Share-based compensation	3,700	4,489
Depreciation and amortization	8,575	10,472
Impairments of intangible assets	3,445	323
Gain from sale of subsidiary	-	(7,273)
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	757	1,074
Impairment of investment in affiliated company	4,590	1,000
Revaluation of contingent liability	(3,012)	1,146
Changes in operating assets and liabilities:
Trade receivable, net	(4,127)	(9,366)
Inventories	(3,130)	(10,860)
Other accounts receivables	2,996	737
Deferred taxes	(2,603)	(3,386)
Accounts payable	3,507	2,236
Deferred revenue	1,053	833
Accrued warranty accruals	851	(37)
Other accrued liabilities	6,244	(14,887)

Net cash provided by (used in) operating activities	17,646	(21,952)

Cash flows from investing activities:
Purchases of property and equipment	(2,803)	(3,661)
Proceeds from the sale or maturity of marketable securities	37,811	52,184
Purchase of marketable securities	(30,945)	(58,745)
Proceeds from short-term bank deposits, net	10,074	4,081
Acquisition of a subsidiary	(11,629)	-
Deconsolidation of subsidiary	-	(320)
Other investing activities	148	(366)

Net cash used in investing activities	2,656	(6,827)

Cash flows from financing activities:
Repurchase of shares from shareholders	(485)	-
Acquisition of shares held by non-controlling shareholders of a subsidiary	-	(5,156)
Proceeds from exercise of stock options	1,525	7,232

Net cash provided by (used in) financing activities	1,040	2,076

Effect of exchange rates on cash and cash equivalents	(1,736)	(2,073)

Net increase (decrease) in cash and cash equivalents	19,606	(28,776)

Cash and cash equivalents at beginning of period	37,583	66,359

Cash and cash equivalents at end of period	$57,189	$37,583

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended		For the twelve-months ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013

GAAP gross profit	$40,307	$32,566	$135,979	$130,077

Stock-based compensation	(65)	73	159	288
Amortization of intangible assets	1,010	1,187	4,020	5,195
Other non-recurring items	-	664	-	664

Non-GAAP gross profit	$41,252	$34,490	$140,158	$136,224

GAAP operating income (loss)	$(167)	$2,243	$(2,217)	$(6,119)

Stock-based compensation	684	1,183	3,700	4,488
Amortization of intangible assets	1,510	1,636	5,821	7,005
Gain from sale of subsidiary, net of deal related costs	-	(6,020)	-	(6,020)
Remeasurement of contingent consideration	(3,613)	339	(3,613)	1,209
Other non-recurring items	6,788	2,064	9,184	4,928

Non-GAAP operating income	$5,202	$1,445	$12,875	$5,491

GAAP net income (loss) attributable to Syneron shareholders	$(1,369)	$9,714	$(5,200)	$1,647

Stock-based compensation	684	1,183	3,700	4,488
Amortization of intangible assets	1,510	1,636	5,821	7,005
Gain from sale of subsidiary, net of deal related costs	-	(6,020)	-	(6,020)
Remeasurement of contingent consideration	(3,613)	339	(3,613)	1,209
Other non-recurring items	6,788	2,064	9,184	4,928
Income tax adjustments	(810)	(4,933)	(1,948)	(6,431)

Non-GAAP net income attributable to Syneron shareholders	$3,190	$3,983	$7,944	$6,826

Income (Loss) per share:

Basic
GAAP net income (loss) per share attributable to Syneron shareholders	$(0.04)	$0.27	$(0.14)	$0.05

Stock-based compensation	0.02	0.03	0.10	0.12
Amortization of intangible assets	0.04	0.05	0.16	0.19
Gain from sale of subsidiary, net of deal related costs	-	(0.17)	-	(0.17)
Remeasurement of contingent consideration	(0.10)	0.01	(0.10)	0.03
Other non-recurring items	0.18	0.06	0.25	0.14
Income tax adjustments	(0.02)	(0.14)	(0.05)	(0.18)

Non-GAAP net income per share attributable to Syneron shareholders operations	$0.09	$0.11	$0.22	$0.19

Diluted
GAAP net income (loss) attributable to Syneron shareholders	$(0.04)	$0.27	$(0.14)	$0.05

Stock-based compensation	0.02	0.03	0.10	0.12
Amortization of intangible assets	0.04	0.04	0.16	0.19
Gain from sale of subsidiary, net of deal related costs	-	(0.16)	-	(0.17)
Remeasurement of contingent consideration	(0.10)	0.01	(0.10)	0.03
Other non-recurring items	0.18	0.06	0.25	0.14
Income tax adjustments	(0.02)	(0.13)	(0.05)	(0.18)

Non-GAAP net income per share attributable to Syneron shareholders operations	$0.09	$0.11	$0.22	$0.19

Weighted average shares outstanding:

Basic	36,770	36,208	36,703	35,922

Diluted	37,128	36,652	37,160	36,254

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
Pro Forma Basis, Excluding Syneron Beauty
(in thousands, except per share data)

	For the three-months ended			For the twelve-months ended
	As Reported	Syneron Beauty	Pro Forma Basis, Excluding Syneron Beauty	As Reported	Syneron Beauty	Pro Forma Basis, Excluding Syneron Beauty
	12/31/2013	12/31/2013	12/31/2013	12/31/2013	12/31/2013	12/31/2013

GAAP gross profit	$32,566	$1,460	$31,106	$130,077	$8,439	$121,638

Stock-based compensation	73	4	69	288	15	273
Amortization of intangible assets	1,187	68	1,119	5,195	830	4,365
Other non-recurring items	664	-	664	664	-	664

Non-GAAP gross profit	$34,490	$1,532	$32,958	$136,224	$9,284	$126,940

GAAP operating income (loss)	$2,243	$(1,997)	$4,240	$(6,119)	$(7,824)	$1,705

Stock-based compensation	1,183	186	997	4,488	479	4,009
Amortization of intangible assets	1,636	116	1,520	7,005	1,067	5,938
Gain from sale of subsidiary, net of deal related costs	(6,020)	-	(6,020)	(6,020)	-	(6,020)
Remeasurement of contingent consideration	339	-	339	1,209	-	1,209
Other non-recurring items	2,064	-	2,064	4,928	-	4,928

Non-GAAP operating income (loss)	$1,445	$(1,695)	$3,140	$5,491	$(6,278)	$11,769

GAAP net income (loss) attributable to Syneron shareholders	$9,714	$(2,088)	$11,802	$1,647	$(8,078)	$9,725

Stock-based compensation	1,183	186	997	4,488	479	4,009
Amortization of intangible assets	1,636	116	1,520	7,005	1,067	5,938
Gain from sale of subsidiary, net of deal related costs	(6,020)	-	(6,020)	(6,020)	-	(6,020)
Remeasurement of contingent consideration	339	-	339	1,209	-	1,209
Other non-recurring items	2,064	-	2,064	4,928	-	4,928
Income tax adjustments	(4,933)	(34)	(4,899)	(6,431)	(164)	(6,267)

Non-GAAP net income (loss) attributable to Syneron shareholders	$3,983	$(1,820)	$5,803	$6,826	$(6,696)	$13,522

Income (Loss) per share:

Basic
GAAP net loss per share attributable to Syneron shareholders			$0.33			$0.27

Stock-based compensation			0.03			0.11
Amortization of intangible assets			0.04			0.17
Gain from sale of subsidiary, net of deal related costs			(0.17)			(0.17)
Remeasurement of contingent consideration			0.01			0.03
Other non-recurring items			0.06			0.14
Income tax adjustments			(0.14)			(0.17)

Non-GAAP net income per share attributable to Syneron shareholders operations			$0.16			$0.38

Diluted
GAAP net loss attributable to Syneron shareholders			$0.32			$0.27

Stock-based compensation			0.03			0.11
Amortization of intangible assets			0.04			0.16
Gain from sale of subsidiary, net of deal related costs			(0.16)			(0.17)
Remeasurement of contingent consideration			0.01			0.03
Other non-recurring items			0.06			0.14
Income tax adjustments			(0.13)			(0.17)

Non-GAAP net income per share attributable to Syneron shareholders operations			$0.16			$0.37

Weighted average shares outstanding:

Basic			36,208			35,922

Diluted			36,652			36,254

Syneron Medical Ltd.
Unaudited Non-GAAP Condensed Consolidated Statements of Income
(in thousands, except per share data)

	For the three-months ended		For the twelve-months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	Consolidated Non GAAP	Pro Forma Basis, Excluding Syneron Beauty	Consolidated Non GAAP	Pro Forma Basis, Excluding Syneron Beauty

Revenues	$74,062	$59,879	$255,750	$232,129
Cost of revenues	32,810	26,921	115,592	105,189

Gross profit	41,252	32,958	140,158	126,940
		-		-
Operating Income	5,202	3,140	12,875	11,769
Income attributable to Syneron shareholders	$3,190	$5,803	$7,944	$13,522
		-		-
Income per share:

Basic
Net Income attributable to Syneron shareholders	0.09	0.16	0.22	0.38

Diluted
Net Income attributable to Syneron shareholders	0.09	0.16	0.22	0.37

Weighted average shares outstanding:
Basic	36,770	36,208	36,703	35,922

Diluted	37,128	36,652	37,160	36,254